November 9, 2016

Via EDGAR and Overnight Delivery

Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Nudrat Salik, Staff Accountant
Jeanne Baker, Assistant Chief Accountant

Re:	Sunrun Inc. Form 10-K for the Year Ended December 31, 2015 Filed March 11, 2016 Form 10-Q for the Period Ended June 30, 2016 Filed August 11, 2016 Response dated November 4, 2016 File No. 1-37511

Ladies and Gentlemen:

We submit this letter in response to the follow on comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 4, 2016, relating to the above referenced annual report filed on Form 10-K for the year ended December 31, 2015, filed on March 11, 2016 (“Form 10-K”), and quarterly report filed on Form 10-Q for the quarter ended June 30, 2016, filed on August 11, 2016 (“Form 10-Q”) of Sunrun Inc. (“we” or the “Company”). We are concurrently submitting via EDGAR this letter. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the year ended December 31, 2015

Consolidated Statements of Cash Flows, page 75

1.

We note your response to comment 2 of our letter dated October 14, 2016. Please help us better understand why the allocation of proceeds to ITCs does not initially occur upon receiving the large upfront payment from the lease pass-through arrangements. Please specifically address in your response the activities that are required for the investor to claim the ITC and typically how long it takes for these activities to be completed subsequent to entering into and receiving the large upfront payment from the lease pass-through arrangement.

In response to the Staff’s comment, we advise the Staff that we view all of the proceeds initially received from lease pass-through agreements to be borrowings as we are financing the purchase and construction of solar energy systems, which generate the ITCs which are 100% assigned to the investor and cash flows from customer agreements, which together serve as payment on the borrowings. Upon receipt of the borrowings, the Company has not yet constructed and installed the solar energy system and completed other activities necessary to enable the solar energy system to qualify for the ITC pursuant to the Internal Revenue Code.  These other activities include interconnection with the local utility company, passing required inspections, and receiving permission to operate (“PTO”) from the local utility company. The investor is not able to claim the ITC until the period in which the solar energy system is “placed in service,” which is after construction and installation of the solar energy system and the other activities that have been performed. As such, we determined “placed in service” to coincide with receiving PTO. If these activities are not achieved or finalized, then the upfront proceeds will be repaid by the Company. Otherwise, upon PTO the Company reclassifies the amount of proceeds received from the investor related to ITCs from financing obligation to deferred revenue. The average amount of time that passes between receiving the upfront proceeds and PTO is approximately 45 days.

2.

Please help us better understand how you allocate proceeds from lease pass-through arrangements to ITCs. Your response indicates that 30% of fair market value of the system is reclassified to deferred revenue. It is not clear how this correlates to the proposed disclosures which state that the estimated fair value of the assigned ITCs is determined by applying the expected internal rate of return to the investor to the gross amount of ITCs that may be claimed by the investor. Please clarify if not all of the ITC associated with a system is assigned to the investor and how you account for this amount not assigned.

In response to the Staff’s comment, we wish to clarify and confirm that the portion of the proceeds allocated to ITC is equal to 30% of the estimated fair value of the solar energy system, adjusted for the expected internal rate of return to the investor. The internal rate of return an investor expects to receive for a lease pass through arrangement is calculated on all amounts received, including cash flows associated with ITCs. As such, the return to the investor comes from the difference between the amount the investor paid upfront and the amount of ITC the investor receives from the federal government. Therefore, the amount of revenue recognized by the Company is limited to the amount of cash received from the investor for the ITC. Given the average amount of time that passes between when the Company receives the upfront payment and PTO is approximately 1.5 months, the return to the investor related to ITC financing is not material. Additionally, to confirm, all of the ITC associated with a system is assigned to the investor.

*****

Please direct any questions regarding the Company’s responses to me at (415) 580-6900 or mina.kim@sunrun.com.

Sincerely,

/s/ Mina Kim

Mina Kim
General Counsel

cc:	Lynn Jurich, CEO, Sunrun Inc.

Bob Komin, CFO, Sunrun Inc.

Jon Avina, WSGR